September 8, 2016	Seth K. Weiner
404-504-7664
sweiner@mmmlaw.com
www.mmmlaw.com

VIA EDGAR

Ms. Jennifer Gowetski
Senior Counsel, Office of Real Estate and Commodities
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:    Cole Office & Industrial REIT (CCIT III), Inc.
Amendment No. 2 to Registration Statement on Form S-11
Submitted July 18, 2016
File No. 333-209128

Dear Ms. Gowetski:

On behalf of Cole Office & Industrial REIT (CCIT III), Inc. (the “Company”), please find transmitted herewith for filing the Company’s Pre-Effective Amendment No. 3 (the “Amendment”) to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) (Registration No. 333‑209128) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.
The Amendment is being filed principally (i) in response to comments of the Commission’s staff (the “Staff”) set forth in the Commission’s letter dated August 3, 2016; and (ii) to revise the disclosure regarding the distribution and stockholder servicing fee throughout the Amendment to reflect that the annualized amount of such fee will be equal to 1.0% of the purchase price per share of Class T shares (instead of 0.8%) for a maximum of four years from the termination of the Company’s initial public offering (instead of five years). The maximum distribution and stockholder servicing fee to be paid by each stockholder and on an aggregate basis remains the same (4% of the purchase price per share of the Class T shares). The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the Amendment.
On behalf of the Company, we respond to the specific comments of the Staff as follows:
General

Comment No. 1: We note your revised disclosure in the footnote on the cover page that the amount of selling commissions differs among Class A shares and Class T shares. We further note that the selling commissions on the Class A shares are 7% and the upfront selling commissions and the distribution and stockholder servicing fees payable on the Class T shares equal 7%. Please confirm, and if true, revise to clarify throughout the prospectus that total selling commissions and dealer manager fees on the Class T shares would be approximately 9% (i.e. 5% upfront selling

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MORRIS, MANNING & MARTIN, LLP
Ms. Jennifer Gowetski
Securities and Exchange Commission
September 8, 2016

commissions and dealer manager fees plus 4% distribution and stockholder servicing fee) if distribution and stockholder servicing fees were paid in full. In addition, please revise the table on page 1 to clarify that the “0.8%” distribution and stockholder servicing fee is the annual fee or advise.

Response: With respect to the disclosure in the footnote on the cover page and page 72 of the Amendment, the Company has revised such disclosure to clarify that the total maximum selling commissions, dealer manager fees and distribution and stockholder servicing fees that will be paid with respect to the Class T shares will be 9.0% of the gross proceeds from the primary offering of Class T shares. Similar disclosure also appears on pages 76 and 77 in footnotes (3) and (5) to the Management Compensation table. In addition, the Company has revised the table on page 1 as requested by the Staff, although as noted above, the reference to “0.8%” has been revised to “1.0%”.

Estimated Use of Proceeds, pages 56 - 58

Comment No. 2: Please revise to disclose how you will consider stockholder servicing fees for purposes of calculating NAV and, specifically, when they will be recognized in that calculation.

Response: The estimated liability for the future distribution and stockholder servicing fees, which will be accrued at the time each Class T share is sold, will have no effect on the NAV. Because an estimated NAV is intended to reflect the estimated value of the Company on the date that the NAV is determined, the estimated NAV at any given time will not reflect any future distribution and stockholder servicing fees that may become payable after the date the estimated NAV is determined. The Company has revised the disclosure on page 3 of the Amendment accordingly.

Note 4 - Related Party Arrangements

Offering, page FS-5

Comment No. 3: We note from your disclosures that stockholder serving fees will by calculated on a daily basis in the amount of 1/365th of 0.8% of the purchase price per share of Class T shares sold in your primary offering and will be paid monthly in arrears. In addition, on a quarterly basis, you record a liability for the estimated future distribution and stockholder service fees for issued Class T shares. Please tell us how your apparent accounting policy for accruing these fees on a quarterly basis complies with GAAP. Refer to paragraph 36 of CON 6.

Response: The Company incurs a liability on a daily basis as Class T shares are issued for the distribution and stockholder servicing fee. Upon issuance of Class T shares, the Company will estimate the future distribution and stockholder servicing fee, which it will record as a liability and a reduction to equity. The Company has revised the disclosure on page FS-5 of the Amendment to clarify.

* * * * *

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7664.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Seth K. Weiner

Seth K. Weiner

cc:    Lauren Goldberg, Esq.
Michael J. Komenda, Esq.
Lauren Prevost, Esq.